UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-40101

BRIACELL THERAPEUTICS CORP.

(Translation of registrant’s name into English)

Suite 300 – 235 15th Street

West Vancouver, BC V7T 2X1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Private Placement

On June 3, 2021 (the “Signing Date”), BriaCell Therapeutics Corp. (the “Company”) entered into securities purchase agreements (each a “Purchase Agreement”) with certain institutional and accredited investors (the “Investors”) pursuant to which the Company will sell to the Investors in a private placement an aggregate of (i) 4,370,343 common shares (the “Shares”), (ii) pre-funded warrants to purchase up to an aggregate of 800,000 common shares (the “Pre-funded Warrants”) and (iii) warrants to purchase up to an aggregate of 5,170,343 common shares (the “Warrants”) for gross proceeds to the Company of approximately $27,200,000. The combined purchase price for one Share and one Warrant is $5.26 and the combined purchase price for one Pre-funded Warrant and one Warrant is $5.2599. The Company intends to use the net proceeds for working capital and general corporate purposes. The closing is expected to occur on or before June 7, 2021.

The Pre-funded Warrants have an aggregate exercise price of $0.0001 per share, subject to adjustment and no expiration date. The Pre-funded Warrants will be exercisable immediately and may be exercised at any time until all of the Pre-funded Warrants are exercised in full.

The Warrants are exercisable for a period of five and one half years from the date of issuance and have an exercise price of $6.19 per share, subject to adjustment as set forth in the Warrants for share splits, stock dividends, recapitalizations and the like. The Investors may exercise the Warrants on a cashless basis if the common shares underlying the Warrants (the “Warrant Shares”) are not then registered pursuant to an effective registration statement. The Investors have contractually agreed to restrict their ability to exercise the Warrants such that the number of common shares held by the Investors and their affiliates after such exercise does not exceed the beneficial ownership limitation set forth in the Warrants which may not exceed 4.99% or 9.99% of the Company’s then issued and outstanding common shares.

In connection with the Purchase Agreements, the Company entered into registration rights agreements (the “Registration Rights Agreements”) with the Investors. Pursuant to the Registration Rights Agreements, the Company will be required to file a resale registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register for resale the Shares, common shares issuable upon exercise of the Pre-funded Warrants and Warrant Shares within ten days of the Signing Date, and to have such Registration Statement declared effective within 20 days of the filing date in the event the Registration Statement is not reviewed by the SEC, or 60 days in the event the Registration Statement is reviewed by the SEC. The Company will be obligated to pay liquidated damages to the Investors if the Company fails to file the resale registration statement when required, fails to cause the Registration Statement to be declared effective by the SEC when required, of if the Company fails to maintain the effectiveness of the Registration Statement.

Pursuant to a Placement Agency Agreement (the “Placement Agency Agreement”) dated June 3, 2021 by and between the Company and ThinkEquity, a division of Fordham Financial Management, Inc. (“ThinkEquity”), the Company engaged ThinkEquity to act as the Company’s exclusive placement agent in connection with the offering. Pursuant to the Placement Agency Agreement, the Company agreed to pay ThinkEquity a cash fee of 8% of the gross proceeds the Company receives under the Purchase Agreements. The Company also agreed to reimburse ThinkEquity for all reasonable and out-of-pocket expenses incurred in connection with its engagement, including fees and expenses of its legal counsel and due diligence analysis in the amount of $50,000. In addition, the Company agreed to issue to ThinkEquity (or its designees) placement agent warrants (the “Placement Agent Warrants”) to purchase up to an aggregate of 258,517 shares. The Placement Agent Warrants will be exercisable for five years from the date of issuance.

The foregoing descriptions of the Purchase Agreements, Pre-funded Warrants, Warrants, Registration Rights Agreements, Placement Agency Agreement and Placement Agent Warrants described herein are subject to, and qualified in their entirety by, such documents, which are incorporated herein by reference.

Press Release

On June 3, 2021, the Company issued a press release regarding the private placement. A copy of the press release is attached as Exhibit 99.1 hereto.

Exhibit Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant.

4.2	Form of Warrant

4.3	Form of Placement Agent Warrant

10.1	Form of Securities Purchase Agreement

10.2	Form of Placement Agency Agreement

10.3	Form of Registration Rights Agreement

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIACELL THERASPEUTICS CORP.

Date: June 4, 2021	By:	/s/ William V. Williams
William V. Williams
Chief Executive Officer